UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Gabriel Brener 421 N. Beverly Drive, Suite 300 Beverly Hills, CA 90210

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42365Q103	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Azteca Acquisition Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,872,000 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,872,000 (See Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,000 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) All shares beneficially owned by the reporting person are Class A Common Stock. As of April 4, 2013, the Issuer had (i) 10,991,100 shares of Class A Common Stock outstanding and (ii) 33,000,000 shares of Class B Common Stock outstanding (all of which are immediately convertible into Shares of Class A Common Stock).

(2) The percentage is calculated based on the total number of shares of Class A Common Stock beneficially owned by the reporting person as of the date of this report. Holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As a result, the reporting person only held 0.5% of the total voting power of the Issuer as of the date of this report.

SCHEDULE 13D

CUSIP No. 42365Q103	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener International Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,011,111 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,011,111 (See Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,111 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) All securities beneficially owned by the reporting person are warrants to purchase shares of Class A Common Stock. As of April 4, 2013, the Issuer had (i) 10,991,100 shares of Class A Common Stock outstanding and (ii) 33,000,000 shares of Class B Common Stock outstanding (all of which are immediately convertible into Shares of Class A Common Stock).

(2) The percentage is calculated based on the total number of shares of Class A Common Stock beneficially owned by the reporting person as of the date of this report. Holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As a result, the reporting person held 0.3% of the total voting power of the Issuer as of the date of this report (assuming the exercise of all warrants that may be deemed to be beneficially owned by the reporting person to purchase shares of Class A Common Stock).

SCHEDULE 13D

CUSIP No. 42365Q103	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabriel Brener
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,883,511 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,883,511 (See Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,511 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) All shares beneficially owned by the reporting person are Class A Common Stock. As of April 4, 2013, the Issuer had (i) 10,991,100 shares of Class A Common Stock outstanding and (ii) 33,000,000 shares of Class B Common Stock outstanding (all of which are immediately convertible into Shares of Class A Common Stock).

(2) The percentage is calculated based on the total number of shares of Class A Common Stock beneficially owned by the reporting person as of the date of this report. Holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As a result, the reporting person only held 0.8% of the total voting power of the Issuer as of the date of this report (assuming the exercise of all warrants that may be deemed to be beneficially owned by the reporting person to purchase shares of Class A Common Stock).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Hemisphere Media Group, Inc., c/o Cine Latino, Inc., 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, FL 33134.

Item 2.	Identity and Background.

(a)	This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Act: Azteca Acquisition Holdings, LLC, a Delaware limited liability company (“AAH”), Brener International Group, LLC, a Delaware limited liability company (“BIG”) and Gabriel Brener (together with AAH and BIG, collectively referred to as the “Reporting Persons”). Mr. Brener is the sole member and a director of AAH and is the manager of BIG, which is manager managed. As such Mr. Brener shares voting and investment power with respect to securities held by AAH and BIG.

(b)	The business address of each of the Reporting Persons is 421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210.

(c)	The present principal business of each of AAH and BIG is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Mr. Brener directs the activities of AAH, BIG and other affiliated private investment vehicles.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of AAH and BIG is organized under the laws of the State of Delaware. Mr. Brener is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with Brener International Group, LLC, a private investment firm engaged in the purchase and sale of securities for investment for its own account. The source of funds is investment capital of the Reporting Persons.

The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Azteca Acquisition Corporation (“Azteca”) was formed as a blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On January 22, 2013, the Issuer, Azteca, Cine Latino, Inc. (“Cinelatino”), InterMedia Español Holdings, LLC (“WAPA”), Hemisphere Merger Sub I, LLC, Hemisphere Merger Sub II, Inc. and Hemisphere Merger Sub III, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the combination of Azteca, WAPA and Cinelatino (the “Transaction”) as indirect wholly-owned subsidiaries of the Issuer, a parent holding company. The Transaction was consummated on April 4, 2013. Pursuant to the Merger Agreement, upon consummation of the Transaction, each outstanding share of Azteca common stock was automatically converted into one share of the Issuer’s Class A Common Stock and all of the outstanding shares of common stock of Cinelatino and WAPA were exchanged for an aggregate of 33,000,000 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and a cash payment.

Immediately prior to the consummation of the Transaction, (i) AAH beneficially owned directly 1,872,000 shares of Azteca common stock, (ii) BIG beneficially owned directly 2,022,222 warrants exercisable to purchase 1,011,111 shares of Azteca common stock and (iii) Mr. Brener beneficially owned indirectly 2,883,511 shares of Azteca common stock. Accordingly, upon consummation of the Transaction, (i) AAH received 1,872,000 shares of Class A Common Stock in exchange for its Azteca common stock, (ii) BIG received 2,022,222 warrants exercisable to purchase 1,011,111 shares of Class A Common Stock and (iii) Mr. Brener beneficially owned indirectly 2,883,511 shares of Class A Common Stock.

Pursuant to the Merger Agreement, on April 4, 2013, each of Mr. Brener and John Engelman became directors of the Issuer. Mr. Brener is a Class I director of the Issuer and will hold office for a term expiring at the first annual meeting of the stockholders following the consummation of the Transaction. Mr. Engelman is a Class II director and will hold office for a term expiring at the second annual meeting of stockholders following the consummation of the Transaction (in each case, subject to their earlier resignation, retirement, removal or death).

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the Transaction), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

All calculations of percentages set forth herein are based on a total of 10,991,100 shares of the Issuer’s Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on April 10, 2013 (and do not include 33,000,000 shares of the Issuer’s Class B Common Stock outstanding, all of which are immediately convertible into shares of Class A Common Stock of the Issuer). Holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(a)	(i) AAH is the direct holder of 1,872,000 shares of Class A Common Stock representing 17.0% of all shares of the Issuer’s outstanding Class A Common Stock; (ii) BIG is the direct holder of 2,022,222 warrants that are exercisable to purchase 1,011,111 shares of Class A Common Stock, representing approximately 8.4% of all shares of the Issuer’s outstanding common stock (assuming the exercise of all warrants that may be deemed to be beneficially owned by the reporting person to purchase shares of Class A Common Stock) and (iii) Mr. Brener may be deemed to be an indirect beneficial owner of an aggregate of 2,883,511 shares of the Issuer’s outstanding common stock (consisting of (x) 1,872,000 shares of Class A Common Stock directly owned by AAH, (y) 1,011,111 shares of Class A Common Stock issuable upon the exercise of warrants held by BIG and (z) 400 shares of Class A Common Stock held by Mr. Brener’s minor children), representing approximately 24.0% of the Issuer’s outstanding Class A Common Stock (assuming the exercise of all warrants that may be deemed to be beneficially owned by the reporting person to purchase shares of Class A Common Stock).

(b)	Mr. Brener is the sole member and a director of AAH and is the manager of BIG, which is manager managed. As such Mr. Brener has voting and investment power with respect to securities held by AAH and BIG.

(c)	The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca, the Issuer, AAH, BIG and the other parties identified therein (the “Equity Restructuring and Warrant Purchase Agreement”), (i) 315,152 and 104,000 shares of Class A Common Stock held by AAH are subject to forfeiture in the event the closing sales price of the Issuer’s Class A Common Stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 36 and 60 months, respectively, following the consummation of the Transaction and (ii) 296,614 and 104,000 shares of Class A Common Stock held by AAH are subject to forfeiture in the event the closing sales price of the Issuer’s Class A Common Stock does not equal or exceed $12.50 per share for any 20 trading days within at least one 30-trading day period within 36 and 60 months, respectively, following the consummation of the Transaction. The Equity Restructuring and Warrant Purchase Agreement (incorporated by reference as Exhibit C to the Schedule) is hereby incorporated herein by reference.

Each of the Reporting Persons has entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”) pursuant to which each of them have agreed, subject to certain exceptions, not to transfer or sell (i) any shares of Class A Common Stock owned on the date of the consummation of the Transaction (including any shares of Class A Common Stock that may be received upon exercise of warrants owned on the date of the consummation of the Transaction) for a period of one year following the consummation of the Transaction and (ii) any warrants for a period of 30 days following the consummation of the Transaction. However, following 150 days after the closing of the Transaction, if the last sale price of the Class A Common Stock reaches or exceeds (a) $11.50 for any 20 trading days within any 30-trading day period during the final seven months of the lock-up period, one-half of the shares of Class A Common Stock that are subject to the Lock-up Agreement (other than the shares of Class A Common Stock that are subject to forfeiture) will be released from the restrictions on transfer set forth in the Lock-up Agreement or (b) $15.00 for any 20 trading days within any 30-trading day period during the final seven months of the lock-up period, the remaining one-half of the shares of Class A Common Stock that are subject to the Lock-up Agreement (other than the shares of Class A Common Stock that are subject to forfeiture) will be released from the restrictions on transfer set forth in the Lock-up Agreement. The Lock-Up Agreement (incorporated by reference as Exhibit D to the Schedule) is hereby incorporated herein by reference.

Pursuant to the Registration Rights Agreement, dated as of January 22, 2013, by and among the Issuer, AAH, BIG and the other parties named therein, AAH and BIG have certain demand and so-called “piggy back” registration rights with respect to their shares of Class A Common Stock (including shares of Class A Common Stock issuable upon exercise, conversion or exchange of other securities of the Company including and the warrants), warrants held as of the effective time of the Transaction and any shares of Class A Common Stock or warrants issued in respect of the shares of Class A Common Stock issued or issuable by way of a dividend, stock or otherwise. The Registration Rights Agreement (incorporated by reference as Exhibit E to the Schedule) is hereby incorporated herein by reference.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated April 15, 2013.

Exhibit B	Merger Agreement, dated as of January 22, 2013, by and among Azteca, the Issuer, WAPA, Cinelatino, Hemisphere Merger Sub I, LLC, Hemisphere Merger Sub II, Inc. and Hemisphere Merger Sub III, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 filed on January 25, 2013).

Exhibit C	Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca, the Issuer, AAH, BIG and the other parties identified therein (incorporated by reference to Exhibit 10.2 to Azteca’s Current Report on Form 8-K filed with the Commission on January 23, 2013).

Exhibit D	Lock-Up Agreement, dated as of January 22, 2013, by and among the Issuer, AAH, BIG, Mr. Brener and the other investors identified therein (incorporated by reference to Exhibit 4.5 of the Issuer’s Registration Statement on Form S-4/A filed on March 12, 2013).

Exhibit E	Registration Rights Agreement, dated as of January 22, 2013, by and among the Issuer, AAH, BIG and the other parties identified therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-4/A filed on March 12, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2013	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
	Name:	Gabriel Brener
	Title:	Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
	Name:	Gabriel Brener
	Title:	Managing Member

/s/ Gabriel Brener
Gabriel Brener

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: April 15, 2013	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
	Name:	Gabriel Brener
	Title:	Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
	Name:	Gabriel Brener
	Title:	Managing Member

/s/ Gabriel Brener
Gabriel Brener